RIVEX TECHNOLOGY CORP.

Rua da Moeda 19, Evora, Portugal 7000-513

Tel. (702) 846-0808, Email: rivexcorp@yandex.com

July 19, 2017

Ji Shin,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Rivex Technology Corp.

       Registration Statement on Form S-1

       Filed June 14, 2016

       File No. 333-218713

Dear Ji:

Rivex Technology Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated July 10, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 14, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.

It appears that you are a shell company as defined in Securities Act Rule 405, because your only asset consists of cash and deposits, and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Our response:  We do not believe that Rivex Technology Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Please see legal opinion letter from our attorney.

2.

You state on page 10 that you intend to become a subject to periodic reporting requirements of the Exchange Act but also state on page 12 that you have the ability to terminate or suspend reporting obligations if you have fewer than 300 shareholders after this offering. Please advise whether you will file a Form 8-A to register your common stock under the Exchange Act. If not, please add a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Our response:  We have added a risk factor alerting investors that because our common stock will not be registered under the Exchange Act, we will not be a fully reporting company but will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act.

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response:  The Company has not availed itself of Section 5(d) and there are no written communications in reliance on that section.

Prospectus Summary

The Offering, page 7

4. Please revise your disclosure in the Offering section to show the impact of receiving proceeds and issuing shares of common stock at varying levels, e.g., 10%, 25%, 50%, 75% and 100%, as you have done in the Use of Proceeds and Dilution sections.

Our response:  We have filed revised our disclosure in the Offering section to show the impact of receiving proceeds and issuing shares of common stock at varying levels.

Plan of Operation, page 23

5. You state that you do not believe your cash balance is sufficient to fund your operations. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33- 8350 for additional guidance.

Our response:  We have filed revised to disclose the minimum number of months that we will be able to conduct your planned operations using currently available capital resources.

Please direct any further comments or questions you may have to the company at rivexcorp@yandex.com.

Thank you.

Sincerely,

/S/ Adrian Dario Rivera Tchernikov

Adrian Dario Rivera Tchernikov, President